Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON 22 MAY 2012

AND

REMOVAL AND ELECTION OF DIRECTORS

The Board is pleased to announce that the Ordinary Resolutions were duly passed by way of poll at the AGM.

Following the conclusion of the AGM, Mr. Xu Xiaoming’s appointment as a director of the sixth session of the Board was terminated and Mr. Sun Jing was appointed as a director of the sixth session of the Board, both with effect from 22 May 2012.

Reference is made to the notice (the “AGM Notice”) of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 27 March 2012. Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice.

POLL RESULTS OF THE AGM

The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice (the “Ordinary Resolutions”) were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM. The poll results in respect of the Ordinary Resolutions are as follows:

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
1.	To review and approve the work report of the board of directors of the Company for 2011	3,114,473,412 99.97%	868,200 0.03%

2.	To review and approve the work report of the supervisory committee of the Company for 2011	3,114,413,262 99.97%	919,150 0.03%

3.	To review and approve the audited financial statements of the Company for 2011	3,114,679,212 99.97%	809,300 0.03%

4.	To review and approve the profits distribution proposal of the Company for 2011	3,114,635,212 99.98%	730,200 0.02%

5.	To review and approve the financial budget proposal of the Company for 2012	3,114,400,512 99.97%	915,250 0.03%

6.

To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2012 and to authorize the board of directors and the audit committee to determine its remuneration

		3,114,521,562 99.97%	896,850 0.03%

7.

To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2012 and to authorize the board of directors and the audit committee to determine its remuneration

		3,114,569,712 99.98%	751,100 0.02%

8.	To review and approve the resolution in relation to the termination of Mr. Xu Xiaoming as a director of the board of directors of Guangshen Railway Company Limited	3,110,470,274 99.91%	2,944,550 0.09%

9.	To review and approve the resolution in relation to the election of Mr. Sun Jing as a director of the board of directors of Guangshen Railway Company Limited	3,101,975,024 99.63%	11,377,000 0.37%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the holders to attend and vote for or against the Ordinary Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM. No Shareholders were required to abstain from voting on any Ordinary Resolutions at the AGM.

REMOVAL AND ELECTION OF DIRECTORS

Following the conclusion of the AGM, Mr. Xu Xiaoming’s appointment as a director of the sixth session of the Board was terminated. Mr. Xu Xiaoming have confirmed that there is no disagreement with the Board and that there is no any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to thank Mr. Xu Xiaoming for his valuable contribution to the Company during his appointment.

Mr. Sun Jing was appointed as a director of the sixth session of the Board for the remaining term of the board, with effect from 22 May 2012.

Biography of Mr. Sun Jung is set out below:

Mr. Sun Jing, aged 47, graduated with a bachelor’s degree and is also a senior engineer. He was the technician, assistant engineer and deputy head of maintenance workshop of northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau and vice-section chief and section chief of technical equipment section of locomotive department of Zhengzhou Railway Bureau. He served as chief and deputy secretary of party committee of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau from May 2001. He served as vice director of locomotive department of Zhengzhou Railway Bureau from July 2003, director of locomotive department of Zhengzhou Railway Bureau from June 2004 and assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of Guangzhou Railway (Group) Company, the largest shareholder of the Company, since May 2007.

Save as disclosed above, Mr. Sun does not have any relationship with any other director, supervisor, senior management, substantial or controlling shareholder of the Company. In addition, Mr. Sun is not deemed to be interested in any Shares and underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

To the knowledge of the Board of the Company, save as disclosed above, Mr. Sun has not held any directorship in listed companies, the securities of which are listed on any securities market in Hong Kong or overseas in the three years prior to the date of this notice, or any other major appointment or qualification prior to the date of this notice.

Mr. Sun will not be entitled to any director’s remuneration, but will be entitled to an annual subsidy of RMB12, 000 as a non-executive director.

Save as disclosed above, there is no information to be disclosed pursuant to Rules 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there are no other matters relating to the appointment of above director that need to be brought to the attention of the shareholders of the Company.

PAYMENT OF 2011 FINAL DIVIDEND

A final cash dividend of RMB0.10 per Share (pre-tax) will be distributed to all H shareholders whose names appeared on the register of members of H Shares of the Company on 31 May 2012. The registers of members of the Company will be closed from Saturday, 26 May 2012 to Thursday, 31 May 2012 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H Shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 25 May 2012.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:

Dividends payable to holders of H Shares are calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

Final Dividend in Hong Kong Dollars	=	The Renminbi value of the final dividend
The average closing exchange rate of Renminbi to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2011 final dividends to be paid to holders of H Shares, the average closing exchange rate of Renminbi to Hong Kong dollars as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 22 May 2012) was RMB1.00 to HK$1.22957. Therefore, the dividend per H Share of the Company, being RMB0.10, will be HK$0.122957.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises («關於中國居民企業向境外H股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知»). (Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2011 payable to the non-resident enterprise shareholders whose names appear on the registers of members of the Company’s H Shares is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 («關於國稅發 [1993] 045號文件廢止後有關個人所得稅征管問題的通知») (Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2011 final dividend to all individual holders of H Shares whose names appear on the registers of members of the Company’s H Shares on 31 May 2012, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for the holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and dispatched on or before 22 July 2012. Dividends distributed to the holders of H Shares by mail shall be posted at the risk of the recipients.

By Order of the Board

Guangshen Railway Company Limited

Guo Xiang Dong

Company Secretary

Shenzhen, the PRC, 22 May 2012

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Li Liang

Yu Zhiming

Sun Jing

Independent Non-executive Directors

Lu Minlin

Liu Xueheng

Liu Feiming